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                 September 29, 2023

       Robert D. Ravnaas
       Chief Executive Officer and Chairman of the Board
       Kimbell Royalty Partners, LP
       777 Taylor Street, Suite 810
       Fort Worth, TX 76102

                                                        Re: Kimbell Royalty
Partners, LP
                                                            Registration
Statement on Form S-3
                                                            Filed September 27,
2023
                                                            File No. 333-274726

       Dear Robert D. Ravnaas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Jason Rocha